

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 27, 2009

By Facsimile and U.S. Mail

Mr. William Barker
Senior Vice President and
  Chief Financial Officer
Federal Signal Corporation
1415 W. 22nd Street
Oak Brook, Illinois 60523

Re: Federal Signal Corporation
        Amended Preliminary Proxy Statement on Schedule 14A
        Filed on March 19, 2009
        File No. 001-06003

Dear Mr. Parker:

      We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRER14A filed March 19, 2009

General

1.   We note your response to comment 1 and reissue the comment. The PRE14A you filed on March 5, 2009 should have been filed with the EDGAR code "PREC14A." Please call the SEC's Filer Support Branch Office at 202.551.8900 to correct your March 5, 2009 filing, or in the alternative, refile the document under the EDGAR code "PREC14A."

<u>Proposal 1 – Election of Directors, page 7</u>

2.   We note that each of the nominees has consented to serve as a director of Federal Signal
        if elected. Disclose, if true, that each of the nominees has consented to being named in
        the proxy statement. Refer to Rule 14a-4(d).

                                        *   *   *

        Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina
Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at
(202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Song Brandon
                                        Special Counsel
                                        Office of Mergers and Acquisitions

<u>VIA FACSIMILE (866-229-4459)</u>
cc: Jennifer L. Sherman
        Senior Vice President, Human Resources,
          General Counsel and Secretary
        Federal Signal Corporation